Mail Stop 3561

August 25, 2009

Via Fax & U.S. Mail

Mr. Khurram R. Qureshi
Chief Financial Officer
151 Bloor Street West, #703
Toronto, Ontario, Canada M5S 1S4

     Re: Lingo Media Corporation
              Form 20-F for the year ended December 31, 2008 and 2007
              Filed May 15, 2009 and July 16, 2008
              File No. 333-98397

Dear Mr. Qureshi:

      We have reviewed your response letter dated August 6, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2008 and 2007

Independent Auditor's Report

1. We note from your response to our prior comment 1 that you will re-file your 2008 filing. However, our prior comment requested that you file amended Forms 20-F for <u>both</u> the year ended December 31, 2008 and for the year ended December 31, 2007 to include audit reports for each year in which financial statements are provided. See Item 8.A.3 of Form 20-F. Please file the applicable amended Forms 20-F accordingly.

<u>Other</u>

2. Please file your comment letters dated August 6, 2009, June 17, 2009, September 4, 2008, and March 7, 2008 on EDGAR as "correspondence."

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
Mabel Hui, Controller
(416) 927-1222